Filed Pursuant to Rule 433
Registration No. 333-202524
August 27, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Barrier Accelerated Market Participation Securities
Linked to the S&P Europe 350® Low Volatility Index

▸ **Barrier Accelerated Market Participation Securities linked to the S&P Europe 350® Low Volatility Index**
▸ **Maturity of approximately 3 years and 6 months.**
▸ **1.50x exposure to any positive return of the Reference Asset, subject to a maximum return of at least 42.00% (to be determined on the Pricing Date)**
▸ **Contingent repayment of principal if the Reference Return is greater than or equal to the Barrier Percentage of -20%.**
▸ **Full exposure to declines in the Reference Asset if the Reference Return is less than the Barrier Percentage**
▸ **All payments on the securities are subject to the credit risk of HSBC USA Inc.**

The Barrier Accelerated Market Participation Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement, and page S-2 of the accompanying Equity Index Underlying Supplement

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $920.00 and $970.00 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

The securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Barrier Accelerated Market Participation Securities
Linked to the S&P Europe 350® Low Volatility Index

Indicative Terms*

Principal Amount	$1,000 per security
Term	Approximately 3.5 years
Reference Asset	S&P Europe 350® Low Volatility Index (Ticker: SPEULVE)
Upside Participation Rate	150% (1.50x) exposure to any positive Reference Return
Barrier Percentage	-20%
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Payment at Maturity per Security	**If the Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage**: $1,000 (zero return). **If the Reference Return is less than the Barrier Percentage**: $1,000 + ($1,000 × Reference Return). For example, if the Reference Return is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment.
Maximum Cap	At least 42.00%, to be determined on the Pricing Date.
Initial Level	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Pricing Date	September <>, 2015
Trade Date	September <>, 2015
Original Issue Date	September <>, 2015
Final Valuation Date†	March <>, 2019
Maturity Date†	March <>, 2019
CUSIP/ISIN	40433B7L6/US40433B7L69

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Securities

The securities are designed for investors who believe the Reference Asset will appreciate over the term of the securities, the securities provide an opportunity for enhanced returns (subject to a Maximum Cap). If the Reference Return is below the Barrier Percentage, then the securities are subject to a 1:1 exposure to any potential decline of the Reference Asset.

If the Reference Asset appreciates over the term of the securities, you will realize 150% (1.50x) of the Reference Asset appreciation, subject to the Maximum Cap. If the Reference Asset declines and the Reference Return is less than the Barrier Percentage of -20%, you will lose 1% of your investment for every 1% decline in the Reference Asset.

The offering period for the securities is through **September <>, 2015**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 150% (1.50x) Upside Participation Rate and the Barrier Percentage of -20%, and assuming a 42.00% Maximum Cap (the actual Maximum Cap will be determined on the Pricing Date and will be at least 42.00%).

Reference Return	Participation in Reference Return	Securities Return
50% / 36%	1.20x upside exposure, subject to Maximum Cap	42.00% / 42.00%
20% / 10%	1.50x upside exposure	30.00% / 15.00%
-5% / -20%	Barrier Percentage of -20%	0% / 0%
-30% / -40%	1x Loss Beyond Barrier	-30% / -40%

Information about the Reference Asset

The S&P Europe 350® Low Volatility Index

The SPEULVE measures the performance of the 100 least volatile stocks in the S&P Europe 350 Index (the "S&P Europe 350"). The SPEULVE is designed to serve as a benchmark for low volatility or low variance strategies in certain developed countries of the European stock market



The graph above illustrates the hypothetical back-tested performance of the SPEULVE from January 2, 2008 through July 8, 2012, and the historical performance of the SPEULVE from July 9, 2012 through August 25, 2015. The SPEULVEE has only been calculated since July 9, 2012. The hypothetical back-tested performance of the SPEULVE set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SPEULVE since its inception on July 9, 2012 as applied to historical market data for the same period. The closing levels in the graph above were obtained from Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The S&P Europe 350® Low Volatility Index" on page FWP-12 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Barrier Accelerated Market Participation Securities



Linked to the S&P Europe 350® Low Volatility Index

This free writing prospectus relates to a single offering of Barrier Accelerated Market Participation Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Barrier Percentage, lose some or all of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the S&P Europe 350® Low Volatility Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The S&P Europe 350® Low Volatility Index (Ticker: SPEULVE)
Trade Date:	September <>, 2015
Pricing Date:	September <>, 2015
Original Issue Date:	September <>, 2015
Final Valuation Date:	March <>, 2019. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be March <>, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	150% (1.50x)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap*). * To be determined on the Pricing Date and will be at least 42.00%. *If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage*, you will receive $1,000 per $1,000 Principal Amount (zero return). *If the Reference Return is less than the Barrier Percentage,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Barrier Percentage. For example, if the Reference Return is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Asset declines below the Barrier Percentage, you will lose some or all of your investment.**
Barrier Percentage:	-20%
Maximum Cap:	At least 42.00%, to be determined on the Pricing Date.
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on the Bloomberg Professional® service page "SPEULVE<INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."
CUSIP/ISIN:	40433B7L6/US40433B7L69

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
(b) $1,000 + ($1,000 × Maximum Cap*).

* To be determined on the Pricing Date and will be at least 42.00%.

If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Barrier Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point decline in the Reference Asset. For example, if the Reference Return is -35%, you will suffer a 35% loss and receive 65%of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsor

S&P Dow Jones Indices LLC is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap of at least 42.00% (to be determined of the Pricing Date), which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset if the Reference Return is less than -20%.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap of at least 42.00% (to be determined of the Pricing Date), which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point decline in the Reference Asset if the Reference Return is less than -20%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying, prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▸   "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸   "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▸   "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▸   "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be fully exposed to the decline in the Reference Asset if the Reference Return is less than the Barrier Percentage of -20%. Accordingly, if the Reference Return is less than the Barrier Percentage, your Payment at Maturity will be less than the Principal Amount of your securities by an amount proportionate to the decrease in the Reference Asset. **There is no minimum payment on the securities and, accordingly, you could lose your entire investment.**

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the level of the Reference Asset beyond the Maximum Cap of at least 42.00% (to be determined on the Pricing Date). You will not receive a return on the securities greater than the Maximum Cap.

The amount payable on the securities is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.

The Final Level will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Level, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest or pay dividends.

As a holder of the securities, you will not receive interest payments. Similarly, you will not receive any dividends with respect to the securities included in the Reference Asset.

The Reference Asset has limited actual historical information.

The Reference Asset was launched on July 9, 2012. The reference sponsor has published limited actual information about how the Reference Asset would have performed had it been calculated in the past. Because the Reference Asset is of recent origin and limited actual historical performance data exists with respect to it, your investment in the securities may involve a greater risk than investing in securities linked to a reference asset with a more established record of performance. Past performance of the Reference Asset is not indicative of future results.

A low volatility index may be volatile.

While the Reference Asset has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of the Reference Asset designed to address the effects of volatility will instead adversely affect the return of the Reference Asset and, consequently, the return on the securities.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities and the return on the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 9 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The level of the SPEULVE depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SPEULVE and, as a result, the value of the securities.

The securities will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the SPEULVE are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SPEULVE, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the actual Final Level of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not expected to be the actual Initial Level of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Level: $240.00

▸ Upside Participation Rate: 150%

▸ Hypothetical Maximum Cap: 42.00%

▸ Barrier Percentage: -20%

The actual Initial Level and Maximum Cap will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
480.00	100.00%	$1,420.00	42.00%
432.00	80.00%	$1,420.00	42.00%
384.00	60.00%	$1,420.00	42.00%
336.00	40.00%	$1,420.00	42.00%
307.20	28.00%	$1,420.00	42.00%
312.00	30.00%	$1,420.00	42.00%
288.00	20.00%	$1,300.00	30.00%
264.00	10.00%	$1,150.00	15.00%
252.00	5.00%	$1,075.00	7.50%
244.80	2.00%	$1,030.00	3.00%
242.40	1.00%	$1,015.00	1.50%
240.00	**0.00%**	**$1,000.00**	**0.00%**
237.60	-1.00%	$1,000.00	0.00%
235.20	-2.00%	$1,000.00	0.00%
228.00	-5.00%	$1,000.00	0.00%
216.00	-10.00%	$1,000.00	0.00%
204.00	-15.00%	$1,000.00	0.00%
192.00	-20.00%	$1,000.00	0.00%
168.00	-30.00%	$700.00	-30.00%
144.00	-40.00%	$600.00	-40.00%
96.00	-60.00%	$400.00	-60.00%
48.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 240.00 to a Final Level of 288.00.

Reference Return:	20.00%
Final Settlement Value:	**$1,300.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,300.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 20.00% ×150.00%)

= $1,300.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates.

Example 2: The level of the Reference Asset increases from the Initial Level of 240.00 to a Final Level of 336.00.

Reference Return:	40.00%
Final Settlement Value:	**$1,420.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,420.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 42.00%)

= $1,420.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The level of the Reference Asset decreases from the Initial Level of 240.00 to a Final Level of228.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000**

Because the Reference Return is less than zero but greater than the Barrier Percentage of -20%, the Final Settlement Value would be $1,000 per $1,000 Principal Amount (a zero return).

Example 4: The level of the Reference Asset decreases from the Initial Level of 240.00 to a Final Level of 144.00

Reference Return:	-40.00%
Final Settlement Value:	**$600.00**

Because the Reference Return is less than the Barrier Percentage of -20%, the Final Settlement Value would be $600.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × (-40.00%)

= $600.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset if the Reference Return is less than the Barrier Percentage. YOU MAY LOSE SOME OR ALL OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE S&P EUROPE 350[®] LOW VOLATILITY INDEX ("SPEULVE")
Description of the Reference Asset

We have derived all information relating to the SPEULVE, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, S&P Dow Jones Indices LLC ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPEULVE at any time. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information derived from these public sources.

S&P Publishes the S&P Europe 350[®] Low Volatility Index

The SPEULVE has been calculated since July 9, 2012 and measures the performance of the 100 least volatile stocks in the S&P Europe 350 Index (the "S&P Europe 350"). Volatility is defined as the standard deviation of the stock's daily price returns over the prior 252 trading days. Constituents are weighted relative to the inverse of their corresponding volatility, with the least volatile stocks receiving the highest weights. The SPEULVE is designed to serve as a benchmark for low volatility or low variance strategies in certain developed countries of the European stock market and S&P may from time to time, in its sole discretion, add companies to or delete companies from the SPEULVE to achieve this objective.

As of July 31, 2015, the sector weightings in the SPEULVE were as follows: Consumer Discretionary: 16.2%, Consumer Staples: 16.1%, Financials: 26.2%, Healthcare: 4.7%, Industrials: 18.7%, Information Technology: 2%, Materials: 5.3%, Telecommunication Services: 4.1% and Utilities: 6.7%. As of July 31, 2015, the following countries represented the following weights of the SPEULVE: United Kingdom: 43.0%, Germany: 7.0%, Sweden: 10.0%, France: 8.0%, Switzerland: 10.0%, the Netherlands: 5.0%, Spain: 6.0%, Belgium: 4.0%, Finland: 1.0%, Luxembourg: 1.0%, Denmark: 1.0%, Ireland: 1.0% and Italy: 1.0%.

Changes in the SPEULVE are reported daily on Bloomberg Professional[®] service under the symbol "SPEULVE" and on the S&P website, where additional information about the SPEULVE may be obtained. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

The S&P Europe 350

The S&P Europe 350 is comprised of the S&P Euro, the S&P Euro Plus and the S&P United Kingdom sub-indices. The S&P Europe 350 consists of 350 leading blue-chip companies from each of the 10 sectors of the Global Industry Classification drawn from 16 developed European markets. The S&P Europe 350 is calculated using a base-weighted aggregate methodology, meaning that the level of the S&P Europe 350 reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float adjustment.

To be selected for the S&P Europe 350, the constituents must be domiciled in Austria, Belgium, Denmark, Finland, France, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland or the United Kingdom and be among the largest, in terms of float-adjusted market capitalization, and most liquid, measured by dollar value traded, of stocks from these 16 countries. The weight of each country within the index reflects the weight of the country in the universe of stocks from the 16 countries. Similarly, the weight of each sector reflects the weight of the particular sector in the universe of stocks from the 16 countries.

Construction of the Reference Asset

The methodology employs a volatility driven weighting scheme, using the divisor methodology used in all of S&P's equity indices. There are two steps in the creation of the SPEULVE. The first is the selection of the companies; the second is the weighting of the index constituents. To be eligible for inclusion into the SPEULVE, stocks must first become constituents in the S&P Europe 350.

Additionally, to be eligible for the SPEULVE, constituents must have been issued and trading for at least one calendar year before becoming an index constituent. However, there is no requirement for the number of days that each stock must have actually traded.

The selection of constituents included in the SPEULVE is done as follows:

1. Using available price return data for the trailing one year of trading days leading up to each index rebalancing reference date, the volatilities of the constituents within each eligible universe are calculated.

2. Constituents are, then, ranked in descending order based on the inverse of the realized volatility. The top 100 securities with the least volatility form the SPEULVE.

At each rebalancing, the weight for each index constituent is set inversely proportional to its volatility. Volatility is defined as the standard deviation of the security's daily price returns over the prior 252 trading days. The SPEULVE is calculated by means of the divisor methodology used in all S&P's equity indices. The index value is simply the index market value divided by the index divisor. In order to maintain basket series continuity, S&P also adjusts the divisor at the rebalancing.

Maintenance of the S&P Europe 350[®] Low Volatility Index

Rebalancing

The SPEULVE is rebalanced after the close on the third Friday of each March, June, September and December using market data as of the last trading day of every February, May, August and November. The constituents' shares are calculated using closing prices on the Wednesday prior to the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned based on prices over a week prior to rebalancing, the actual weight of each stock at the rebalancing will differ from these weights due to market movements.

Corporate Actions

Corporate Action	Adjustment Made to the SPEULVE	Divisor Adjustment?
Spin-off	Spin off companies are not added to the SPEULVE. See below for more information.	See below
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Offering/Rights Ratio). Index shares change so that the company's weight remains the same as its weight before the rights offering.	No
Stock Split	Index shares are multiplied by and the price is divided by the split factor.	No
Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the SPEULVE.	The stock is dropped from the SPEULVE. This will cause the weights of the rest of the stocks in the SPEULVE to change proportionately. Additions are made to the SPEULVE only at the time of the quarterly rebalancing.	Yes

Spin-offs

Spin offs are never added to the SPEULVE and there is no weight change to the parent stock. The Price of the Parent Company is adjusted to the Price of the Parent Company minus (the Price of the Spun-off Company/Share Exchange Ratio). Index shares change so that the company's weight remains the same as its weight before the spin off. There is no index divisor change.

When the price of the spin-off is not known, the spun-off company is added to the SPEULVE at a zero price. Once the spun-off company trades, the company is dropped from the SPEULVE and the index divisor is adjusted to allow the weight of the spun-off entity to be reinvested into the SPEULVE.

Currency Calculation and Exchange Rates

The SPEULVE is calculated in United States dollars and in Euros. WM/Reuters foreign exchange rates are observed daily at 4:00 PM London Time and used in the end-of-day calculation of the indices. These mid-market fixings are calculated by The WM Company based on Reuters data and appear on Reuters page WMRA.

Hypothetical and Historical Performance of the Reference Asset

The following graph sets forth the hypothetical back-tested performance of the SPEULVE from January 2, 2008 through July 8, 2012, and the historical performance of the SPEULVE from July 9, 2012 through August 25, 2015. The SPEULVE has only been calculated since July 9, 2012. The hypothetical back-tested performance of the SPEULVE set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SPEULVE since its inception on July 9, 2012 as applied to historical market data for the same period. However, the hypothetical back-tested SPEULVE data only reflects the application of that methodology in hindsight, since the SPEULVE was not actually calculated and published prior to July 9, 2012. The hypothetical back-tested SPEULVE data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SPEULVE data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual SPEULVE performance would have been had the index been in existence prior to July 9, 2012 or in forecasting future SPEULVE performance. The graph below also reflects the actual closing levels from July 9, 2012 to August 25, 2015 that we obtained from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The closing level for the SPEULVE on August 25, 2015 was 224.77. The hypothetical and actual performance is not necessarily an indication of future results. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service.



Source: Bloomberg Professional® service

The hypothetical and actual historical levels of the SPEULVE should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPEULVE on the Final Valuation Date.

License Agreement

The S&P Europe 350® Low Volatility Index is a product of S&P, and has been licensed for use by HSBC.

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("Standard & Poor's"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, Standard & Poor's or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the S&P Europe 350® Low Volatility Index to track general market performance. S&P's only relationship to HSBC is the licensing of the S&P Europe 350® Low Volatility Index and certain trademarks, service marks and/or trade names of S&P and/or its licensors. The S&P Europe 350® Low Volatility Index is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the owners of the securities into consideration in determining, composing or calculating the S&P Europe 350® Low Volatility Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the S&P Europe 350® Low Volatility Index will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the S&P Europe 350® Low Volatility Index is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P EUROPE 350® LOW VOLATILITY INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

Delivery of the securities may be made against payment for the securities on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Barrier Accelerated Market Participation Securities Linked to the S&P Europe 350® Low Volatility Index

August 27, 2015

FREE WRITING PROSPECTUS